Mark P. Shuman
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Opticon Systems, Inc. Registration Statement on Form 10-SB SEC File No. 0-52488 Amendment No. 1 Filed May 11, 2007

Dear Mr. Shuman:

Submitted concurrently herewith is a marked copy of Amendment No. 1 showing all changes from the original registration statement.

In preparing the marked copy to assure conformity with changes made through the EDGAR document preparation process, I have noted that the shares of the registrant beneficially owned Mr. Talari through Hathaway and FutureTech before the dividend distribution have inadvertently not been included in the number of shares or percentage owned for directors and officers as a group. This number and percentage is the same as the number for Mr. Talari, individually. This oversight will be corrected by amendment No. 2, when filed in response to any further comments you may have or solely to make this correction in the event you determine you have no further comments.

My letter responding to your comments on the original filing and submitted concurrently with Amendment No. 1 indicates that your comments verbatim preceding each response are in blue type. I have not been able to confirm with the filing agent that it was possible to actually include blue type in the letter as submitted on EDGAR. If blue type does not appear, your comments are set forth in the numbered paragraphs. In the event blue type is not an option, I will determine another means of designating a restatement of your comments with respect to future filings.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris